Russell Investment Funds

909 A Street

Tacoma, Washington 98402

July 26, 2007

VIA EDGAR CORRESPONDENCE

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Funds
Securities Act File No. 33-18030
Investment Company Act File No. 811-5371

Dear Mr. Oh:

In connection with your recent review of the Proxy Statement filed by Russell Investment Funds (“Trust”) on June 7, 2007, the undersigned hereby acknowledges on behalf of the Trust that:

•

the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Proxy Statement filed by the Trust on June 7, 2007 and the definitive Proxy Statement filed by the Trust on July 26, 2007;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Mary Beth Rhoden
Mary Beth Rhoden Assistant Secretary Russell Investment Funds